Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Takes Delivery of First New A330 and Sells it to Waha Capital

Also Closes Sale of New A320 with Waha Capital

Amsterdam, The Netherlands; December 3, 2008 - AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that it has taken delivery of the first Airbus 330-200 of its total order of 30 new A330s. This aircraft is the first of ten A330s that AerCap has agreed to lease to Aeroflot. AerCap also took delivery of a new A320-200 as part of an order placed by its joint venture company AerVenture. The A320 is one of six new A320s contracted for lease to Aeroflot. Subsequent to delivery, AerCap sold both aircraft to Abu Dhabi-based Waha Capital with the ten-year leases to Aeroflot attached.

Klaus Heinemann, Chief Executive Officer of AerCap said: “We were very pleased to close these significant aircraft sales according to schedule despite the prevailing market conditions. Through these transactions, AerCap has established an important business relationship with a prestigious Abu Dhabi-based investment company.”

About AerCap

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media:	For Investors:
Frauke Oberdieck, AerCap	Peter Wortel, AerCap
Tel. +31 20 655 9616	Tel. +31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com